Exhibit 99.1

STRATASYS TO ACQUIRE SOLID CONCEPTS AND HARVEST TECHNOLOGIES

Transactions Create a Leading Strategic Platform to Meet Customers’ Additive Manufacturing Needs, Driving Further Adoption of Stratasys’ Additive Manufacturing Solutions

Provides Stratasys with Significant Manufacturing and End-Use Parts Production Capabilities, Capacity and Process Knowhow

Transaction Expected to be Accretive to Non-GAAP Earnings Per Share Within First 12 Months After Closing

MINNEAPOLIS & REHOVOT, Israel — April 2, 2014 — Stratasys Ltd. (NASDAQ: SSYS), a leading global provider of 3D printing and additive manufacturing solutions, today announced that it has entered into definitive agreements to acquire two privately-held companies, Solid Concepts Inc. and Harvest Technologies.  Solid Concepts is the largest independent additive manufacturing service bureau in North America and a fast-growing partner to RedEye, Stratasys’ existing digital manufacturing service business.  The transactions are expected to be completed early in the upcoming third quarter, subject to customary closing conditions, and are expected to be accretive to Stratasys’ Non-GAAP earnings per share within the first 12 months after closing.  Upon completion of the transactions, Stratasys will combine Solid Concepts and Harvest Technologies with RedEye to establish one additive manufacturing services business unit.  Joe Allison, President of Solid Concepts, will join the Stratasys management team and lead the combined parts business, supported by the strong management teams of Solid Concepts, Harvest Technologies, and RedEye.

Solid Concepts and Harvest Technologies are leading providers of additive manufacturing services.  With the addition of Solid Concepts and Harvest Technologies, Stratasys is creating a leading strategic platform focused on meeting customers’ additive manufacturing needs through an expanded technology and business offering.  Solid Concepts and Harvest Technologies provide Stratasys with significant manufacturing and end-use parts production capabilities, infrastructure, capacity and process knowhow, which are expected to accelerate and enable further adoption of additive manufacturing.  The combination of Solid Concepts’ deep knowledge of manufacturing and vertical focus, such as medical and aerospace, and Harvest Technologies’ experience in parts production, as well as materials and systems knowhow, together with RedEye, strengthens Stratasys’ direct digital manufacturing and parts production expertise.

Solid Concepts, based in Valencia California, is an industry pioneer, having provided additive manufacturing solutions to customers since its founding in 1991.  Solid Concepts has developed extensive U.S.-based capacity and infrastructure with six U.S. facilities staffed by approximately 450 employees.    Solid Concepts maintains a broad variety of technology platforms and processes for additive manufacturing and serves a diverse customer base across a wide range of verticals, including medical, aerospace, and industrial, among others.  Solid Concepts provides an overarching platform that, with the integration of Harvest Technologies and RedEye, is expected to create a comprehensive additive manufacturing solution provider.  Solid Concepts generated revenues of approximately $65 million in 2013.

Harvest Technologies, based in Belton, Texas, is a specialty additive manufacturing service bureau established in 1995, with approximately 80 employees. Harvest Technologies has deep manufacturing process knowhow and focuses on advanced end use parts applications.  Harvest Technologies was the first additive manufacturing company in North America to become AS9100/ISO 9001 certified, and continues to produce end-use parts for multiple industries.

Under the terms of the definitive agreement with Solid Concepts, Stratasys will acquire Solid Concepts for total consideration of up to $295 million, including a payment on closing of $172 million (or, if settled in cash, part on closing and part six months after closing), deferred payments of $60 million and up to $63 million in retention-related payments.  Subject to certain requirements for cash payments, Stratasys retains discretion to settle any of the amounts payable under both the definitive agreement and the retention plan in either Stratasys shares, cash or any combination of the two.  The value of a portion of the purchase price as well as the deferred and retention-related payments may increase or decrease in line with the market price of Stratasys shares.

Under the terms of the definitive agreement with Harvest Technologies, Stratasys will acquire Harvest Technologies for an undisclosed amount, including retention-related payments, payable in cash, shares or a combination thereof.

“We are pleased to announce these strategic transactions, which will enable us to provide customers with a comprehensive offering that addresses a broad spectrum of additive manufacturing solutions,” said Stratasys CEO David Reis.  “With Solid Concepts and Harvest Technologies, together with RedEye, we expect to create a strategic platform to meet our customers’ additive manufacturing requirements by significantly expanding our offering, targeting new applications, and strengthening our customer relationships.  As our customers’ requirements continue to expand, we must evolve to create full service offerings that provide a variety of technologies and custom manufacturing solutions and focus on high-end production applications. Solid Concepts and Harvest Technologies are industry pioneers and innovators in the additive manufacturing space.  In acquiring these two unique companies, Stratasys is gaining a broad solutions offering with technologies and decades of application and manufacturing experience which, together with RedEye, are expected to create an industry-leading additive manufacturing and parts production platform.”

“These transactions are consistent with our core strategic imperatives and M&A strategy, which is focused on acquiring leading companies to support our goal of continued leadership in the segments in which we operate, as well as reaching new niche verticals,” Mr. Reis continued.  “We will apply our integration expertise to combine Solid Concepts and Harvest Technologies with our existing RedEye digital manufacturing service business to form a single business unit focused on additive manufacturing services.  Importantly, with our shared cultures of innovation and customer service, we believe this will be a smooth transition.  We look forward to welcoming the talented teams of Solid Concepts and Harvest Technologies to Stratasys — we are confident we have a very bright future together.”

Joe Allison, President of Solid Concepts, said, “We are excited to be joining forces with Stratasys, a global leader in 3D printing and additive manufacturing.  As part of a larger company with a broad customer reach and market coverage, Solid Concepts will be even better positioned to meet the significant demand for our additive manufacturing offerings.  We look forward to working with Stratasys to ensure a smooth and orderly integration of our businesses.”

David K. Leigh, President of Harvest Technologies, said, “We are delighted to join forces with Stratasys and Solid Concepts in a transaction that will enhance Harvest Technologies’ leadership in producing end use parts using the most advanced additive manufacturing technologies and processes.”

Benefits of the Transaction

•                  Creates a leading strategic platform to meet a broad range of customers’ additive manufacturing needs.  The acquisitions of Solid Concepts and Harvest Technologies provide Stratasys with the ability to offer customers a more comprehensive solution based on multiple technologies that address a broad spectrum of additive manufacturing needs.  The combination of Solid Concepts’ deep knowledge of manufacturing and vertical focus, such as medical and aerospace, and Harvest Technologies’ experience in parts production, as well as materials and systems knowhow, strengthens Stratasys’ direct digital manufacturing and parts production expertise.

•                  Provides Stratasys opportunities to leverage significant manufacturing services capabilities.  With their capacity, knowledge and experience, Solid Concepts and Harvest Technologies are expected to allow Stratasys to expand into a broad range of capabilities and applications expertise across a wide range of new and existing applications.  The strong and experienced management teams of Solid Concepts and Harvest Technologies, combined with RedEye, provide deep process knowhow around using additive manufacturing for production applications.

•                  Creates opportunity for cross-selling synergies.  Once Solid Concepts and Harvest Technologies, together with RedEye, have been integrated into a single business unit, Stratasys will leverage cross sell opportunities that are expected to generate long-term synergies with the company’s system business.

•                  Compelling financial benefits.  Both Solid Concepts and Harvest Technologies have strong financial track records.  The transactions are expected to be accretive to Stratasys’ non-GAAP earnings per share within the first 12 months after closing.

Investor Conference Call and Webcast

A conference call to discuss the acquisitions is scheduled for Wednesday, April 2, 2014 at 7:00 a.m. Central Time / 8:00 a.m. Eastern Time / 3:00 p.m. Israel Time.  To participate by phone, the U.S. dial-in number is +1 (866) 610-1072, and the international dial-in number is +1 (973) 935-2840.  Please reference conference ID# 21538988. Participants are advised to dial into the call at least 10 minutes prior to the call start time to register.  The conference call will also be available via live webcast on the Stratasys website at Stratasys.com under the “Investors” tab.  A presentation will accompany the conference call.

A replay of this conference call may be accessed by webcast or by telephone.  To access the replay, please dial +1 (800) 585-8367 (U.S.) or +1 (404) 537-3406 (international) and reference conference ID# 21538988.  The replay and archived webcast will be available through 11:59 p.m. ET on April 9, 2014.

About Stratasys

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minn. and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions. The company’s patented FDM® and PolyJet™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the RedEye digital-manufacturing service. Stratasys has more than 1800 employees, holds over 550 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

About Solid Concepts

Solid Concepts Inc. provides custom manufacturing solutions via additive manufacturing, rapid prototyping, CNC machining, cast urethanes, injection molding and tooling. Since 1991, Solid Concepts has provided engineering expertise from multiple fields to bring success to new products in the aerospace, medical, consumer product industries and more. Capabilities in PolyJet, Stereolithography (SLA), Plastic and Metal Laser Sintering (SLS & DMLS), Fused Deposition Modeling (FDM), QuantumCast™ Cast Urethanes, CNC, Tooling and Injection Molding allow for low to high volume production of plastics, urethanes, and metals directly from design data, resulting in significant time and cost savings. ISO 9001 and AS9100 certifications. http://www.solidconcepts.com/.

About Harvest Technologies

Harvest Technologies was founded by David K. Leigh and, his father, David L. Leigh in 1995. Now with almost 20 years of experience in the additive manufacturing industry, Harvest Technologies runs a fleet of 40 laser sintering (LS/SLS), direct metal laser sintering (DMLS), fused deposition modeling (FDM), and stereolithography (SL/SLA) machines in a cutting-edge 40,000 sq. facility. It is Harvest Technologies’ mission to provide top-quality parts and customer service, while continuing to build their reputation as the most valued partner and supplier in the prototype and direct digital manufacturing trades. Harvest Technologies is an AS9100C/ISO 9001:2008 certified supplier. For more information please visit http://www.harvest-tech.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the Harvest Technologies and Solid Concepts merger) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully integrate MakerBot, Solid Concepts and Harvest Technologies and other acquired entities into Stratasys; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media & Investor Contacts

Stratasys

Shane Glenn, +1-952-294-3416

VP Investor Relations

or

Arita Mattsoff, +972-74-745-4000

VP Marketing